Sun Life Financial increases quarterly dividend
on Common Shares and declares dividend on Preferred Shares
Toronto – July 28, 2005 – The Board of Directors of Sun Life Financial Inc. (NYSE, TSX: SLF) today announced a quarterly shareholder dividend of 25.5 cents per common share, payable September 30, 2005 to shareholders of record at the close of business on August 24, 2005. This represents an increase of 6% from the 24 cents a share paid in the previous quarter.
The Board of Directors of Sun Life Financial Inc. also announced quarterly dividends of $0.2969 per Class A Non-Cumulative Preferred Share, Series 1, and $0.253151 per Class A Non-Cumulative Preferred Share, Series 2, both payable September 30, 2005, to shareholders of record at close of business on August 24, 2005.
Sun Life Financial is a leading international financial services organization providing a diverse range of wealth accumulation and protection products and services to individuals and corporate customers. Chartered in 1865, Sun Life Financial and its partners today have operations in key markets worldwide, including Canada, the United States, the United Kingdom, Hong Kong, the Philippines, Japan, Indonesia, India, China and Bermuda. As of June 30, 2005, the Sun Life Financial group of companies had total assets under management of $377 billion.
Sun Life Financial Inc. trades on the Toronto (TSX), New York (NYSE) and Philippine (PSE) stock exchanges under ticker symbol SLF.
Note to Editors: All figures in Canadian dollars.

Media Relations Contact:	Investor Relations Contact:
Susan Jantzi	Tom Reid
Manager, Media Relations	Vice-President, Investor Relations
Tel: 519-888-3160	Tel: 416-204-8163
susan.jantzi@sunlife.com	investor.relations@sunlife.com